February 14, 2018

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cleveland-Cliffs Inc.
Registration Statement on Form S-4
Filed February 14, 2018
Ladies and Gentlemen:
On the date hereof, Cleveland-Cliffs Inc., an Ohio corporation (the "Company"), and CLF PinnOak LLC, Cliffs Empire Holding, LLC, Cliffs Empire, Inc., Cliffs Empire II Inc., Cliffs International Management Company LLC, Cliffs Mining Company, Cliffs Mining Holding, LLC, Cliffs Mining Holding Sub Company, Cliffs Mining Services Company, Cliffs Minnesota Mining Company, Cliffs Pickands Holding, LLC, Cliffs TIOP Holding, LLC, Cliffs TIOP, Inc., Cliffs TIOP II, LLC, Cliffs UTAC Holding LLC, Empire Iron Mining Partnership, Lake Superior & Ishpeming Railroad Company, Marquette Range Coal Service Company, Northshore Mining Company, Pickands Hibbing Corporation, Silver Bay Power Company, The Cleveland-Cliffs Iron Company, Tilden Mining Company L.C. and United Taconite LLC (collectively, the "Guarantors" and, together with the Company, the "Registrants") filed with the Securities and Exchange Commission (the "Commission") the Registration Statement on Form S-4 (the "Registration Statement") relating to the offer to exchange (the "Exchange Offer") up to $1,075,000,000 aggregate principal amount of the Company's 5.75% Senior Notes due 2025 (the “Exchange Notes”) registered under the Securities Act of 1933 (the "Securities Act"), for any and all of the Company's outstanding 5.75% Senior Notes due 2025, which were issued on February 27, 2017 and August 7, 2017, respectively.
The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.
The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants' information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.
The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff's position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.
The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an "affiliate" of the Registrants within the meaning of Rule 405 under the Securities Act.
In addition, the Company acknowledges that the Registration Statement incorporates by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which incorporates by reference portions of the Company’s Definitive Proxy Statement for the 2018 Annual Meeting of Shareholders (the "Definitive Proxy Statement") in Part III. The Company will file its Definitive Proxy Statement, which will include the information that is required by Part III of Form 10-K, with the Commission prior to the time it requests the Registration Statement be declared effective by the Commission’s staff.
Very truly yours,

CLEVELAND-CLIFFS INC.

By:	/s/ Timothy K. Flanagan
	Name:	Timothy K. Flanagan
	Title:	Executive Vice President, Chief Financial Officer

CLIFFS MINING COMPANY
EMPIRE IRON MINING PARTNERSHIP
	By:	The Cleveland-Cliffs Iron Company, as its manager
THE CLEVELAND-CLIFFS IRON COMPANY
TILDEN MINING COMPANY L.C.
	By:	The Cleveland-Cliffs Iron Company, as its manager

By:	/s/ Timothy K. Flanagan
	Name:	Timothy K. Flanagan
	Title:	Executive Vice President, Chief Financial Officer

CLIFFS EMPIRE HOLDING, LLC
CLIFFS EMPIRE, INC.
CLIFFS EMPIRE II INC.
CLIFFS INTERNATIONAL MANAGEMENT COMPANY LLC
CLIFFS MINING HOLDING, LLC
CLIFFS MINING HOLDING SUB COMPANY
CLIFFS MINING SERVICES COMPANY
CLIFFS MINNESOTA MINING COMPANY
CLIFFS PICKANDS HOLDING, LLC
CLIFFS TIOP HOLDING, LLC
CLIFFS TIOP, INC.
CLIFFS TIOP II, LLC
CLIFFS UTAC HOLDING LLC
LAKE SUPERIOR & ISHPEMING RAILROAD COMPANY
MARQUETTE RANGE COAL SERVICE COMPANY
NORTHSHORE MINING COMPANY
PICKANDS HIBBING CORPORATION
SILVER BAY POWER COMPANY
UNITED TACONITE LLC

By:	/s/ R. Christopher Cebula
Name:	R. Christopher Cebula
Title:	Controller

cc:	Michael J. Solecki, Esq. (Jones Day)
Andrew C. Thomas, Esq. (Jones Day)